UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the quarter ended December 31, 2018

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Translation of registrant’s name into English)

19th Floor, Building No. 5

DLF Cyber City

Gurugram, India, 122002

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

A.	Announcement of Unaudited Financial Results for the Quarter ended December 31, 2018

On January 24, 2019, MakeMyTrip Limited (“MakeMyTrip”) issued an earnings release announcing its unaudited financial results for the fiscal third quarter 2019 (i.e. quarter ended December 31, 2018). A copy of the earnings release dated January 24, 2019 is attached hereto as Exhibit 99.1.

MakeMyTrip is incorporating by reference the information set forth in the body of this Form 6-K and certain information set forth in Exhibit 99.1 (only its unaudited condensed consolidated interim financial statements as of December 31, 2018 and for the three months and nine months ended December 31, 2018 and 2017 comprising “Condensed Consolidated Interim Statement Of Financial Position”, “Condensed Consolidated Interim Statement Of Profit Or Loss And Other Comprehensive Income (Loss)”, “Condensed Consolidated Interim Statement Of Changes In Equity”, “Condensed Consolidated Interim Statement Of Cash Flows” and “Reconciliation Of IFRS To Non-IFRS Financial Measures”, and the sections titled, “Other Information — Share Repurchase”, “Change in Significant Accounting Policies, Operating Segment and Non-IFRS Financial Measure”, “Fiscal 2019 Third Quarter Financial Results”, “About Non-IFRS Financial Measures” and “Safe Harbor Statement”) into its two automatically effective resale shelf registration statements on Form F-3 (File No. 333-219337) dated July 18, 2017, as amended, and Form F-3 (File No. 333-219342) dated July 19, 2017, as amended.

B.	Appointment and Resignation of Directors

Mr. Oliver Minho Rippel, a nominee director of MIH Internet SEA Pte. Ltd. (“MIH Internet”), has notified the board of directors of MakeMyTrip of his intention to resign as a director of MakeMyTrip and a member of the compensation committee, effective January 24, 2019 and that the board of directors has accepted the same. Mr. Rippel’s decision to resign was not a result of any disagreement with MakeMyTrip on any matter relating to its operations, policies or practices.

Following the resignation of Mr. Rippel, MIH Internet has nominated Ms. Aileen O’Toole to the board of directors of MakeMyTrip and also as a member of the compensation committee, in accordance with the Terms of Issue of the Class B Shares. The board of directors has approved the appointment of Ms. Aileen O'Toole effective January 24, 2019.

Ms. Aileen O’Toole is Chief People Officer for Naspers Limited and is responsible for the human capital strategy of Naspers. Ms. O’Toole joined Naspers in May 2014 and has two decades of experience in human resources leadership in fast growing consumer internet and technology companies.  Before joining Naspers, Ms. O’Toole spent 10 years with eBay where she led human resources for eBay Europe and Global Classifieds and also helped to grow and scale businesses in the fintech, eTail and online comparison-shopping sectors. Prior to eBay, Ms. O’Toole led human resources for Europe at Jabil Global Services and also worked at the Telenor group. Ms. O’Toole holds a Bachelor of Arts (Honours) in History & Politics and a Master of Business Studies in Strategic Management & Planning, both from University College Dublin, Ireland. The business address of Ms. O’Toole is Taurusavenue 105, 2132LS Hoofddorp, Noord Holland, The Netherlands.

Except as mentioned above, there will be no other changes to the composition of the audit committee and the compensation committee as a result of such appointment and resignation of directors.

C.	Fifth Amendment to MakeMyTrip 2010 Share Incentive Plan

MakeMyTrip’s board of directors has approved an amendment (the “Fifth Amendment”) to MakeMyTrip’s 2010 Share Incentive Plan (the “Plan”) to increase the shares available under the Plan. Effective January 24, 2019, the aggregate number of MakeMyTrip shares available for issuance pursuant to awards under the Plan will increase by 1,529,724 shares.

Exhibits

99.1	Earnings release of MakeMyTrip Limited dated January 24, 2019.
99.2	Fifth Amendment to MakeMyTrip 2010 Share Incentive Plan.

EXHIBIT INDEX

99.1	Earnings release of MakeMyTrip Limited dated January 24, 2019.
99.2	Fifth Amendment to MakeMyTrip 2010 Share Incentive Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 24, 2019

MAKEMYTRIP LIMITED

By:	/s/ Deep Kalra
Name:	Deep Kalra
Title:	Group Chairman and Group Chief Executive Officer